                                                                     EXHIBIT 1.1

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


FOR IMMEDIATE RELEASE



                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                               Q3 2005 PERFORMANCE


SINGAPORE, NOVEMBER 10, 2005 -- China Yuchai International Limited (CYI) today announced the performance for the quarter ended September 30, 2005 with net income of Rmb31.6 million (US$3.8 million) as compared to net income of Rmb101.6 million (US$12.3 million) for the same period in 2004.

Net sales of Rmb1,074.3 million (US$130.4 million) for the quarter ended September 30, 2005 represents a decrease of 26.1% compared to the same period last year of Rmb1,454.3 million (US$175.7 million). Total unit sales of 43,773 diesel engines for the quarter ended September 30, 2005 was 4.0% lower than the same period last year of 45,617 diesel engines. This decline in net sales was primarily attributable to lower demand in the Chinese diesel engine market for Yuchai's medium and heavy duty engines.

Net sales of Rmb4,589.7 million (US$557.3 million) for the nine months ended September 30, 2005 represents an increase of 9.7% compared to Rmb4,181.0 million (US$505.2 million) for the same period last year. Total unit sales of 182,287 diesel engines for the nine months ended September 30, 2005 was approximately 20.8% higher than the same period last year of 150,940 diesel engines. This was mainly due to the strong unit sales arising from Yuchai's 6105 medium, 4-series light-duty diesel and industrial engines during the nine months ended September 30, 2005.

The overall gross margin of 24.1% for the nine months ended September 30, 2005 was 4.2% lower than the 28.3% gross margin of the same period last year mainly due to product sales mix and higher raw material costs. Yuchai sold 44.3% more of the lower margins light-duty diesel engines and sold 2% less of the higher margin medium and heavy duty engines in the first nine months of 2005 compared to the same period in 2004.

For the nine months ended September 30, 2005, selling, general and administrative expenses increased by approximately 15.0% due mainly to higher transport charges and other operating expenses.

For the period ended September 30, 2005, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Bank borrowings increased for the period ended September 30, 2005 mainly due to increased capital expenditure payments made and higher working capital requirements during the nine months ended September 30, 2005.

Basic and diluted net income per share for the nine months ended September 30, 2005 was Rmb8.05 (US$0.98) compared to a basic and diluted net income per share of Rmb11.19 (US$1.35) for the same period in 2004.

During the quarter ended September 30, 2005, CYI entered into an additional credit facility with a bank for US$50.0 million, intended to be used for CYI's long term general working capital requirements. CYI has not yet drawn down on such facility. CYI may use this facility as an additional source of liquidity in connection with CYI's business expansion program, when acquisition or other investment opportunities arise.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


Mr Philip Ting, Director and CFO mentioned that "Yuchai's unit sales growth of approximately 21% in the first nine months of 2005 was derived mainly in the first two quarters, as demand for trucks and buses was good in the first half of the year but declined marginally by about 4% in the third quarter. CYI's net income declined by approximately 27% for the nine months ended September 30, 2005 due to gross margin decline from product sales mix and higher raw materials costs. Government industry statistics indicate that in the first nine months of 2005, there was a decrease of approximately 2% in sales of trucks and buses in China compared to the same period last year. Notwithstanding the slowdown in demand for trucks and buses this year, Yuchai management is cautiously optimistic that the growth is expected to return in future periods due to the continuing development of highways throughout China and improvements in logistical efficiency. Yuchai management also believes that the new super heavy-duty diesel engine -- 6L/6M (previously called 6113) remains to have a positive outlook, arising from potential demand for bigger trucks and buses."

General Information

Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.



China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502


Contact persons:      Mr Teo Tong Kooi, President and Director
                      Mr Philip Ting, Director and CFO



Note 1: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.092 = US$1.00, the rate quoted by the People's Bank of China at the close of business on September 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2005 or at any other date.

Note 2:  All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                        For Quarter ended September 30,       For nine months ended September 30,
                                                   --------------------------------------    -------------------------------------

                                                      2004            2005         2005         2004         2005           2005
                                                   ----------    ----------    ----------    ----------   ----------    ----------
                                                     Rmb'000        Rmb'000       US$'000      Rmb'000      Rmb'000        US$'000

Net sales ..................................        1,454,281     1,074,349       130,444     4,181,013    4,589,674       557,263
Cost of goods sold .........................        1,116,387       819,363        99,484     2,998,282    3,482,793       422,869
                                                   ----------    ----------    ----------    ----------   ----------    ----------
Gross profit ...............................          337,894       254,986        30,960     1,182,731    1,106,881       134,394
Research and development cost ..............           30,883        20,381         2,475        87,252       84,952        10,315
Selling, general and administrative expenses          148,262       164,883        20,020       472,457      543,304        65,966
                                                   ----------    ----------    ----------    ----------   ----------    ----------
Operating income ...........................          158,749        69,722         8,465       623,022      478,625        58,113
Finance cost ...............................            6,654        20,228         2,456        20,461       45,696         5,548
Other net (income)/expenses ................              239        (7,602)         (923)       (5,641)     (22,645)       (2,749)
Share of equity in loss of affiliates ......              --          2,827           343           --           523            64
                                                   ----------    ----------    ----------    ----------   ----------    ----------
Income before income taxes and
 minority interests ........................          151,856        54,269         6,589       608,202      455,051        55,250
Income tax expense .........................           17,228        15,229         1,849        86,972       77,336         9,390
                                                   ----------    ----------    ----------    ----------   ----------    ----------
Income before minority interests ...........          134,628        39,040         4,740       521,230      377,715        45,860
Minority interests in income of consolidated
 subsidiaries ..............................           33,024         7,433           902       125,656       86,558        10,510
                                                   ----------    ----------    ----------    ----------   ----------    ----------
Net income .................................          101,604        31,607         3,838       395,574      291,157        35,350
                                                   ==========    ==========    ==========    ==========   ==========    ==========
Net income per common share                            Rmb           Rmb           US$           Rmb          Rmb           US$
 Basic and diluted ..........................            2.88          0.85          0.10         11.19         8.05          0.98
                                                   ==========    ==========    ==========    ==========   ==========    ==========
Weighted average number of shares outstanding      35,340,000    37,267,673    37,267,673    35,340,000   36,166,146    36,166,146


Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2361 = US$1.00, the average rate quoted by the People's Bank of China at the close of business for the period from January 1, 2005 to September 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2005 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
SELECTED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)


                                                       As of                     As of
                                                 December 31, 2004        September 30, 2005
                                                 -----------------        ------------------
                                                     (Audited)                (Unaudited)
                                                     ---------                -----------

                                                       RMB             RMB            US$


Cash Balances ...............................         722,672         636,639        78,675

Trade Accounts Receivable, Net ..............         875,565       1,462,992       180,795

Inventories, Net ............................       1,346,545       1,990,631       246,000

Investment in Associate company .............             Nil         189,276        23,391

Amount due from a related company (non-trade)         205,000         209,836        25,931

Net Current Assets ..........................       1,332,522       1,275,457       157,620

Total Assets ................................       5,384,248       7,114,715       879,228

Trade Accounts Payable ......................       1,089,717       2,079,482       256,980

Short-Term and Long-Term Borrowings .........         530,000         970,047       119,877

Shareholders' Equity ........................       2,483,084       2,874,424       355,218


Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0920 = US$1.00, the rate quoted by the People's Bank of China at the close of business on September 30, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2005 or at any other date.